SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of July, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


RELEASE:
7TH JULY 2003.


                   EASYJET FIGURES AGAIN CONFIRMS RYANAIR AS
                        EUROPE'S No.1 LOW FARES AIRLINE.


Ryanair was today (7th July03) again confirmed as Europe's No.1 low fares airline. Passenger figures released by Easyjet for June 2003 confirmed that Ryanair carried 80,000 more passengers than Easyjet during June.

Ryanair's Head of Communications, Paul Fitzsimmons said:

"The travelling public are voting with their feet, when it comes to low fares, punctuality and customer service. Not only has Ryanair carried MORE passengers than Easyjet in June - Easyjet actually carried FEWER passengers in June03 than they did in May03.

Easyjet quote growth of "83% for June 03" - however the reality is somewhat more modest at 13.5% when the actual figures of Easyjet and GO are combined. They confirm "Easyjet and Go Fly carried 1,543,149" representing an actual increase of 13.5%.

Easyjet can't match Ryanair on low fares and they can't match Ryanair on punctuality and customer service either. This is why more people are choosing to fly with Ryanair."

PASSENGERS FIGURES - MAY/JUNE 2003

MONTH            EASYJET           RYANAIR            RYANAIR POSITION

MAY 2003       1,759,659         1,828,454                  1
JUNE 2003      1,751,860         1,829,692                  1


Ends:

For further information:

Paul Fitzsimmons - Ryanair            Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                Tel: 00 353 1 4980300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  7 July, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director